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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CELLULAR TECHNICAL SERVICES COMPANY, INC.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
151167103
(CUSIP Number)
Steven D. Rubin
4400 Biscayne Boulevard
Maimi, Florida 33137
Telephone: (305) 575-6015
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	151167103	Page	2	of	7

1	NAMES OF REPORTING PERSONS Dr. Jane Hsiao, Ph. D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,803,965

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		785,383(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,803,965

WITH	10	SHARED DISPOSITIVE POWER

785,383(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,589,348

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1)	Includes 785,383 warrants held by The Frost Group, LLC, a Florida limited liability company, of which the Reporting Person is a member. The Reporting Person disclaims beneficial ownership of the securities held by The Frost Group, LLC, except to the extent of her pecuniary interest therein.

CUSIP No.	151167103	Page	3	of	7
ITEM 1. Security and Issuer
     This Schedule 13D (this “13D”) is filed with respect to the Common Stock, $.001 par value (the “Shares”), of Cellular Technical Services Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Suite 1500, Miami, Florida 33137.
ITEM 2. Identity and Background
     (a) This 13D is filed by Dr. Jane Hsiao, Ph. D. (the “Reporting Person”).
     (b) The Reporting Person has a business address of 4400 Biscayne Boulevard, Suite 1500, Miami, Florida 33137.
     (c) The Reporting Person’s principal occupation is Chief Technical Officer of OPKO Health, Inc., a Delaware corporation.
     (d) To the best of the Reporting Person’s knowledge, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) To the best of the Reporting Person’s knowledge, such person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration.
     On September 4, 2007 (the “Closing Date”), the Reporting Person acquired 2,588,965 Shares (the “Exchange Shares”) upon the consummation of the transactions (the “Transactions”) contemplated by that certain Share Contribution and Exchange Agreement (the “Exchange Agreement”), dated as of July 25, 2007, by and among the Issuer, SafeStitch LLC (“SafeStitch”) and the members of SafeStitch LLC (the “SafeStitch Members”), pursuant to which the Issuer acquired 100% of the SafeStitch Members’ membership interests in SafeStitch. The Reporting Person received the Exchange Shares in exchange for the Reporting Person’s 23% membership interest in SafeStitch.
     On August 24, 2007, the Issuer granted 15,000 Shares to the Reporting Person in consideration for her service as a director on the Issuer’s board of directors and for services performed in connection with the Transactions and for prior merger and acquisition services performed by the Reporting Person over the past several years.
     Also on the Closing Date, The Frost Group, LLC (the “Frost Group”), a Florida limited liability company, agreed to fund an aggregate of $3,900,000 of the Issuer’s new $4,000,000 line of credit. In exchange therefor, the Issuer granted the Frost Group warrants to acquire 785,383 Shares. The Reporting Person is a member of the Frost Group and disclaims beneficial ownership of the securities held by the Frost Group, except to the extent of any pecuniary interest therein.
ITEM 4. Purpose of Transaction.
     The Reporting Person’s response to Item 3 to this 13D is hereby incorporated by reference in this Item 4.

CUSIP No.	151167103	Page	4	of	7
     On December 11, 2002, the Issuer adopted a plan to wind down and cease all operations related to its historical telecommunications business, which process it completed in December 2005. Upon consummation of the Transactions, the Issuer adopted the business plan of SafeStitch, which is now a wholly-owned subsidiary of the Issuer. The Issuer is now a developmental stage medical device company focused on the development of medical devices that manipulate tissues for obesity, gastroesophageal reflux disease (“GERD”), Barrett’s Esophagus, esophageal obstructions, upper gastrointestinal bleeding, hernia formation and other intraperitoneal abnormalities through endoscopic and minimally invasive surgery. To better reflect its new business, the Issuer presently plans to change its name to Swan Medical Devices, Inc.
     Additionally, pursuant to a corporate action signed by holders of more than two-thirds of the issued and outstanding Shares, the structure of the Issuer’s board of directors (the “Board”) will change. Presently, the Board is divided into three distinct classes, and the terms of the directors in each such class expire in three consecutive years. At each annual meeting of stockholders, the successors to the class of directors whose terms then expire are elected to hold office for new three-year terms and until their successors have been elected and qualified. The Issuer plans to eliminate this staggered arrangement with the effect that all directors on the Board comprise a single class; therefore, all positions on the Board may be subject to an election in any given year. Also, one new seat will be added to the Board.
     Effective on the Closing Date, Stephen Katz, Lawrence Schoenberg, Joshua J. Angel and Dr. Frost resigned as members of the Board, and the following persons were appointed by the remaining members of the Board to serve as directors until the next meeting of stockholders, or until their earlier removal, resignation or death: Dr. Kenneth Heithoff and Kevin Wayne as Class I directors; Steven D. Rubin as a Class II director; and Jeffrey G. Spragens and Dr. Charles Filipi as Class III directors.
     Also in connection with the Transactions and pursuant to the stockholder action described above, the Issuer’s Restated Certificate of Incorporation will be amended to increase the aggregate number of shares of all classes of capital stock that the Issuer may issue from 35,000,000 to 250,000,000, which shall be composed of 225,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.
     The stockholder action referred to above will be effective 20 calendar days after the mailing of an information statement on Schedule 14C to the Issuer’s stockholders.
ITEM 5. Interest in Securities of the Issuer.

	Number of	Percentage of
	Outstanding Shares	Outstanding Shares
Name and Title of Beneficial Owner	Beneficially Owned	of Common Stock(1)

Dr. Jane Hsiao, Ph. D.	3,589,348 (2)	21.3%

(1)	The percentage of beneficial ownership is based upon 16,836,009 shares of Common Stock outstanding.

(2)	Includes 785,383 warrants held by The Frost Group, LLC, a Florida limited liability company, of which the Reporting Person is a member. The Reporting Person disclaims beneficial ownership of the securities held by The Frost Group, LLC, except to the extent of her pecuniary interest therein.
     The Reporting Person’s response to Item 3 to this 13D is hereby incorporated by reference in this Item 5. The Reporting Person’s responses to cover page Items 7 through 10 of this 13D, including the footnotes thereto, are hereby incorporated by reference in this Item 5.

CUSIP No.	151167103	Page	5	of	7
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Pursuant to the Exchange Agreement, the Reporting Person entered into a lockup agreement with respect to the Exchange Shares. Without the consent of the Board, the Reporting Person may not sell or otherwise transfer the Exchange Shares, directly or indirectly, during the period commencing on the Closing Date and ending on the date two years subsequent to the Closing Date.
     On the Closing Date, the Issuer granted the Frost Group warrants to acquire 785,383 Shares in accordance with that certain Note and Security Agreement, dated as of July 25, 2007, as amended, by and among the Issuer, SafeStitch, Jeffrey G. Spragens and the Frost Group, pursuant to which the Frost Group agreed to fund up to an aggregate of $3,900,000 of a new line of credit in the aggregate principal amount of $4,000,000. The Reporting Person is a member of the Frost Group and disclaims beneficial ownership of the securities held by the Frost Group, except to the extent of any pecuniary interest therein.
ITEM 7. Material to be Filed as Exhibits

Exhibit
Number	Description

99.1	Share Transfer, Exchange and Contribution Agreement, dated July 25, 2007, by and among Cellular Technical Services Company, Inc., SafeStitch LLC and the members of SafeStitch LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 31, 2007).

99.2	Amendment to Share Transfer, Exchange and Contribution Agreement (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on September 10, 2007).

99.3	Form of Common Stock Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on September 10, 2007).

99.4	Form of Lockup Agreement (incorporated herein by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by the Issuer on July 31, 2007).

CUSIP No.	151167103	Page	6	of	7
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2007	/s/ Dr. Jane Hsiao, Ph. D.
Dr. Jane Hsiao, Ph. D.

CUSIP No.	151167103	Page	7	of	7
EXHIBIT INDEX

Exhibit
Number	Description

99.1	Share Transfer, Exchange and Contribution Agreement, dated July 25, 2007, by and among Cellular Technical Services Company, Inc., SafeStitch LLC and the members of SafeStitch LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 31, 2007)

99.2	Amendment to Share Transfer, Exchange and Contribution Agreement (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on September 10, 2007).

99.3	Form of Common Stock Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on September 10, 2007).

99.4	Form of Lockup Agreement (incorporated herein by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by the Issuer on July 31, 2007).